Exhibit 99.1

Almonty Advances Intent to Become The Leading U.S. Integrated Tungsten Producer with Acquisition of Gentung Browns Lake Tungsten Project in Montana

TORONTO – November 17, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, is pleased to announce that it has commenced operations in the United States with the successful acquisition of a 100% ownership of the Gentung Browns Lake Tungsten Project in Beaverhead County, Montana. With this closing, Almonty has added one of the most advanced undeveloped tungsten assets in the United States to its global portfolio.

Project Highlights

●	NI43-101 Total Mineral Resources: 7.53 Mt @ 0.315 % WO₃ at 0.10 % cut-off (1)
●	Deposit Type: Contact metasomatic garnet skarn hosting scheelite mineralization
●	Mining Method: Room-and-pillar underground development in competent skarn rock
●	Metallurgy: > 90 % tungsten recovery; 20-25 % garnet recovery
●	Infrastructure: Road access, nearby power, water rights, and existing mill site
●	Development Path: Exclusive rights to explore and develop the Gentung-Browns Lake corridor; targeting potential production readiness by H2 2026
●	Expected Output: ~140,000 Metric Ton Units (MTUs) of output per year based on initial design expectations

The acquisition marks a major step in reinforcing the United States’ domestic tungsten supply capabilities, providing Almonty with additional capacity that could support future deliveries to defense contractors and other strategic industries located in the United States as demand for secure, non-Chinese tungsten sources continues to grow. The acquisition by the Company of the Gentung Browns Lake Project aligns with the ongoing initiatives of the United States government to strengthen critical mineral independence across defense, aerospace, and advanced technology sectors, positioning Almonty as a leading Western producer capable of supplying tungsten directly from within the United States industrial and strategic base while ensuring long-term stability for allied supply chains.

“This closing marks a transformative moment for Almonty,” said Lewis Black, Chairman and CEO of Almonty Industries. “By entering the United States, we are expanding into the world’s most strategic market for tungsten, one that is actively rebuilding domestic supply chains and reducing reliance on China. The Gentung Browns Lake Project positions Almonty as a long-term, integrated United States supplier capable of supporting critical industries, from defense and aerospace to semiconductors and advanced manufacturing. Anchored by our flagship Sangdong Mine, this acquisition establishes the foundation of a Western tungsten powerhouse with the ability to deliver secure, sustainable, and high-quality supply to the United States and its allies.”

¹ National Instrument 43-101 Technical Report on the Gentung Tungsten Project, Beaverhead County, Montana, USA (Effective Date: February 2012).

The Gentung Browns Lake Project acquisition represents a continuation of Almonty’s vision to establish a fully integrated, Western-based tungsten platform spanning Europe, Asia, and North America. With construction of the Sangdong Mine advancing toward completion, steady production at the Panasqueira Mine, and renewed growth from its Spanish projects, Almonty is now uniquely positioned to leverage cross-continental expertise and scale. The Company’s United States presence opens the door to deeper industrial partnerships, new technological collaborations, and potential downstream opportunities that align with global efforts to secure resilient supply chains for critical minerals. As Almonty continues to execute its growth strategy, the Gentung Browns Lake Project is expected to stand as a key U.S. pillar in delivering sustained value, operational excellence, and long-term leadership in the global tungsten market.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the execution of Almonty’s business strategy, the prospects and production at the Gentung Browns Lake Project, the Sangdong Mine’s near-term commissioning, the steady production at the Panasqueira Mine and renewed growth from Almonty’s Spanish projects.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, statements concerning the execution of Almonty’s business strategy, the prospects and production at the Gentung Browns Lake Project, the Sangdong Mine’s near-term commissioning, the steady production at the Panasqueira Mine and renewed growth from Almonty’s Spanish projects.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. There can be no assurances regarding the execution of Almonty’s business strategy, the prospects and production at the Gentung Browns Lake Project, the Sangdong Mine’s near-term commissioning, the steady production at the Panasqueira Mine and renewed growth from Almonty’s Spanish projects. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.